Mail Stop 3561

April 27, 2006

Mr. Mark Shapiro
Chief Executive Officer
Six Flags, Inc.
122 E. 42nd Street
New York, NY 10168

   Re: Six Flags, Inc.
    Form 10-K for the year ended December 31, 2005
    File No. 001-13703

Dear Mr. Shapiro:

   We have reviewed the above referenced filing and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Management's Discussion and Analysis, page 34

Results of Operations, page 35

1. Please enhance your disclosure with a narrative discussion of the extent to which your increases in revenue are attributable to increases in prices. Refer to the guidance in Item 303 (a) (3) (iii) of Regulation S-K. In addition, define "per capita revenue," how it is computed and the factors that impact its variability (with quantification of such factors to the extent practicable). Further, where you discuss a change that is attributable to more than one factor, please quantify the separate impact of each factor.

Liquidity, Capital Commitments and Resources, page 39

General, page 39

2. Although factors impacting your net operating cash flows may be available in preceding sections of your filing, such information is disaggregated and not readily apparent. In this regard, please disclose here the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

Off-balance sheet arrangements and aggregate contractual obligations, page 41

3. Because the purpose of the contractual obligations table is to clearly show future cash requirements, we believe that you should include scheduled interest payments therein given the materiality of your interest. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments (and disclose the methodology utilized).

Consolidated Statements of Operations, page F-7

4. We note that assets retired in 2005 and 2004 in regard to capital programs have been classified as "Other expense" within "Other income (expense)." To the extent that such assets were operating assets, please reclassify the related amounts to within "Income from operations" as they appear to be material to same, or explain to us why your presentation is proper. Refer to paragraph 25 of FAS 144 and paragraph 18 of FAS 146.

Notes to Consolidated Financial Statements, page F-11

Note (1) Summary of Significant Accounting Policies, page F-11

(o) Stock Compensation, page F-14

Restricted Stock Grants, page F-16

5. Please disclose the remaining vesting period of grants for which restrictions have lapsed and the related annual amount of compensation to be recognized.

(t) Impact of recently Issued Accounting Pronouncements, page F-18

6. Please include a description of the obligation and the reasons why fair value cannot be reasonably estimated in regards to your conditional asset retirement obligations. Refer to the guidance in Example 3 of FIN 47.

Note (8) Income Taxes, page F-27

7. It is not clear why the amounts for the valuation allowance in the table that reconciles the expected federal income tax benefit do not agree to the changes in the allowance indicated in the subsequent table. Please advise and disclose as appropriate.

8. Based on your consistent history of pretax losses and disclosure that you expect to continue to experience losses, it is not clear why you have not established a full valuation allowance against deferred income tax assets. Please advise and disclose as appropriate. In the event that a partial allowance is appropriate, explain to us and disclose in detail why there is uncertainty in your ability to utilize some deferred tax assets and not others in support that only a partial allowance is warranted and the basis for the amount determined. The details should include all significant uncertainties, material assumptions, and positive and negative evidence, quantified to the extent practicable, factored into your determination. Tell us and fully disclose the factors that support the increase in the valuation allowance for 2005 and the amount thereof.

9. Please confirm to us that your presentation of a net deferred tax liability is in accordance with the guidance in paragraph 42 of FAS 109. Note that you are only allowed to net amounts for a particular tax-paying component and within a particular jurisdiction.

* * * * *

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact Doug Jones at 202-551-3309 or the undersigned at 202-551-3812 with any concerns as we supervised the review of your filing.

Sincerely,

Michael Fay
Branch Chief